PROVIDENT™

Provident Financial Holdings, Inc.

March 31, 2006

www.myprovident.com

Safe-Harbor Statement

This presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the California real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 2005, as amended. Forward-looking statements are effective only as of the date that they are made and the Company assumes no obligation to update this information.

Provident Financial Holdings, Inc.

Market Highlights

Provident Financial Holdings, Inc.	
Nasdaq NM:	PROV
Share price:	$32.60
52-week range:	$25.04 - $32.69
Shares outstanding	7,089,006 shares
Market cap:	$231.1 million
P/E (ttm):	10.48
EPS (ttm):	$3.11
Annual div & yield:	$0.60 (1.84%)
Div distribution date:	13-Mar-06
Div record date:	17-Feb-06
As of March 31, 2006.	

Organizational Chart


Provident Financial Holdings (Holding Company)
Mortgage Banking (Provident Bank Mortgage)
Provident Bank
Community Banking (Provident Bank)
Provident Financial Corp
Real Estate Operations

PROV Overview

Regional Banking Services Company Based in the Inland Empire Area of Southern California

- Strong organic growth rate
- Expanding customer base and market
- Strong mortgage operations
- Outstanding asset quality
- Largest independent community bank headquartered in Riverside County, California

PROV Overview

Provident Financial Holdings, Inc.

Southern California


San Luis Obispo
Kern
San Bernardino
Santa Barbara
Ventura
Los Angeles
Orange
San Diego
Imperial

Provident Bank

Full Service Offices:

- Blythe
- Canyon Crest, Riverside
- Corona
- Corporate Office, Riverside
- Downtown, Riverside
- Hemet
- La Sierra, Riverside (Fall 2006)
- Moreno Valley
- Orangecrest, Riverside
- Rancho Mirage
- Redlands
- Sun City
- Temecula

Provident Bank Mortgage

Wholesale Offices:

- Rancho Cucamonga
- San Diego

Retail Offices:

- Call Center, Riverside
- Carlsbad
- Corona
- Diamond Bar
- Glendora
- Huntington Beach
- La Quinta
- Rancho Mirage
- Riverside
- Temecula
- Torrance
- Vista

Provident Financial Holdings, Inc.

Attractive Inland Empire Market

- "From 1990 to 2005, the Inland Empire added 500,192 jobs, that is 46% of the 1,086,141 job growth in Southern California. In 2005 alone, the region's 56,658 new jobs exceeded the combined growth of Orange County (32,717) and San Diego County (21,058)."
  Source: 2006 Husing Report.
- "People are moving to the Inland Empire due to the huge median home price advantage. Its $386,000 median price saved families: $124,000 (Los Angeles), $156,000 (San Diego), and $284,000 (Orange County)."
  Source: 2006 Husing Report.
- "The Inland Empire will add 1.76 million people from 2000 to 2020, more than all but seven U.S. states."
  Source: 2006 Husing Report.
- "Office absorption has reached record levels as some coastal firms have realized they need to be located in the midst of the Inland Empire's 3.9 million people and 1.2 million job economy."
  Source: 2006 Husing Report.

Business Strategy

Holding Company

- Prudent share repurchase program
- Prudent cash dividend policy

Provident Bank

- Asset growth - loans vs. investments
- Loan portfolio mix - “preferred loans” vs. single-family loans
- Deposit growth vs. wholesale funding

Provident Bank Mortgage

- Loan origination mix - purchase vs. refinance
- High margin products - e.g. seconds, alt-A fixed and alt-A adjustable loans vs. all other loans

PROV Highlights

Provident Financial Holdings, Inc.

Financial Position:	As of 03/31/2006	As of 12/31/2004
Total assets	$ 1.56 billion	$ 1.52 billion
Loans held for investment	$ 1.21 billion	$ 1.04 billion
Deposits	$ 932.2 million	$ 911.4 million
Equity	$ 136.9 million	$ 116.4 million
Tangible equity	$ 136.9 million	$ 116.3 million

Financial Results:	Quarter Ended 03/31/2006	Quarter Ended 12/31/2004
Net income	$ 3.4 million	$ 5.0 million
Return on average equity	10.17%	17.60%
Return on average assets	0.89%	1.37%
Net interest margin	3.00%	2.93%
Efficiency ratio	52.19%	47.65%
Total loan originations	$ 401.0 million	$ 527.0 million
Provident Bank	$ 108.6 million	$ 62.0 million
Provident Bank Mortgage	$ 292.4 million	$ 465.0 million

Quarterly Net Income



(In millions)
$5.0
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$5.0
$4.6
$4.8
$4.9
$4.8
$3.4
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Net Income was $8.4 million as described in the Form 10-Q for the quarter ended December 31, 2005.

Provident Financial Holdings, Inc.

Pre-Tax Income - Operating Segments



(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$4.5
$4.1
$3.2
$4.9
$3.8
$4.6
$3.2
$5.5
$2.1
$6.3
$0.1
$6.0
36% C.A.G.R.*
12/04
03/05
06/05
09/05
12/05**
03/06
(Quarter Ended)
Community Banking
Mortgage Banking

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/04 through 03/31/06.

** Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Pre-Tax Income for Community Banking was $12.5 million as described in the Form 10-Q for the quarter ended December 31, 2005.

Quarterly Net Interest Income



(In millions)
$11.2
$11.0
$10.8
$10.6
$10.4
$10.2
$10.0
$10.4
$11.0
$11.2
$11.0
$11.0
$11.2
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Non-Interest Income

(In millions)


$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.4
$5.1
$1.2
$4.2
$1.4
$5.1
$1.6
$4.4
$1.7
$3.4
$1.5
$2.7
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)
Gain on Sale of Loans
Other Fees

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Other Fees was $8.0 million as described in the Form 10-Q for the quarter ended December 31, 2005.

Operating Expenses


(In millions)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$8.0
$7.9
$8.9
$8.2
$7.8
$8.0
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin



3.25%
3.00%
2.75%
2.50%
2.25%
2.00%
2.93%
2.98%
2.90%
2.80%
2.87%
3.00%
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Net Interest Margin vs. Fed Funds


5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%

	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06
NIM (%)	2.95%	3.03%	2.93%	2.98%	2.90%	2.80%	2.87%	3.00%
Fed Funds (%)	1.25%	1.75%	2.25%	2.75%	3.25%	3.75%	4.25%	4.75%

G&A to Average Assets



2.50%
2.25%
2.00%
1.75%
1.50%
1.25%
1.00%
2.18%
2.07%
2.24%
2.01%
1.97%
2.09%
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Efficiency Ratio



52.50%
50.00%
47.50%
45.00%
42.50%
40.00%
47.65%
48.45%
50.63%
48.17%
48.27%
52.19%
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, the Efficiency Ratio was 34.72% as described in the Form 10-Q for the quarter ended December 31, 2005.

Return on Average Assets


1.37%
1.20%
1.22%
1.22%
1.20%
0.89%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Assets was 2.13% as described in the Form 10-Q for the quarter ended December 31, 2005.

Return on Average Equity



17.60%
15.48%
15.93%
15.80%
15.00%
10.17%
18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Return on Average Equity was 26.12% as described in the Form 10-Q for the quarter ended December 31, 2005.

Diluted Earnings per Share

Provident Financial Holdings, Inc.



$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.71
$0.64
$0.68
$0.71
$0.70
$0.49
12/04
03/05
06/05
09/05
12/05*
03/06
(Quarter Ended)

* Excluding the gain on sale of real estate of $6.3 million. On a GAAP basis, Diluted Earnings per Share was $1.23 as described in the Form 10-Q for the quarter ended December 31, 2005.

Book Value per Share



13% C.A.G.R.*
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
$16.50
$16.00
$15.50
$15.00
$16.60
$16.59
$17.09
$17.08
$17.68
$17.67
$18.22
$18.21
$19.12
$19.12
$19.31
$19.30
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
Book Value per Share
Tangible Book Value per Share

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/04 through 03/31/06.

PROVIDENT
Provident Financial Holdings, Inc.

Community Banking

PROVIDENT
Bank ™

More for you everyday.

Total Assets


(In millions)
$1,640
$1,620
$1,600
$1,580
$1,560
$1,540
$1,520
$1,500
$1,480
$1,460
$1,440
$1,516
$1,623
$1,632
$1,631
$1,576
$1,563
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Loan to Investment Mix


(In millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$263
$249
$232
$214
$200
$190
$1,039
$1,098
$1,132
$1,128
$1,162
$1,205
13% C.A.G.R.*
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
Loans Held for Investment
Investment Securities

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/04 through 03/31/06.

Provident Bank Loan Originations (Primarily "Preferred Loans")

Provident Financial Holdings, Inc.


(In millions)
$120
$100
$80
$60
$40
$20
$0
57% C.A.G.R.*
$62
$72
$73
$84
$52
$109
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/04 through 03/31/06.

Loan Portfolio Mix
(Loans Held for Investment)


(In millions)
$900
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$801
$382
$22
As of 03/31/2006
Single-Family
"Preferred Loans"
Other


(In millions)
$800
$700
$600
$500
$400
$300
$200
$100
$ -
$744
$283
$12
As of 12/31/2004
Single-Family
"Preferred Loans"
Other

"Preferred Loans" - Multi-Family, Commercial RE, Construction and Commercial Business loans.

Asset Quality

Non-Performing Assets ("NPA") & NPA to Total Assets



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
0.30%
0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
($ in thousands)
(Percentage)

	12/04	03/05	06/05	09/05	12/05	03/06
Non-Performing Assets	$1,146	$584	$590	$1,811	$849	$1,549
NPA to Total Assets	0.08%	0.04%	0.04%	0.11%	0.05%	0.10%

Provident Financial Holdings, Inc.

Asset Quality

Provision for Loan Losses (PLL) &
Allowance for Loan Losses to Loans Held for Investment (ALL to LHI)



($ in thousands)
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
($100)
1.40%
1.30%
1.20%
1.10%
1.00%
0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
-0.10%
(Percentage)

	12/04	03/05	06/05	09/05	12/05	03/06
PLL	$260	$404	$335	$65	$(27)	$1,301
ALL to LHI	0.81%	0.80%	0.81%	0.82%	0.79%	0.87%

Provident Financial Holdings, Inc.

Transaction Accounts, CDs & Borrowings



(In millions)
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$463
$381
$530
$530
$425
$518
$561
$434
$485
$507
$489
$474
$467
$500
$445
$470
$501
$431
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
Transaction Accounts
CDs
Borrowings

Provident Financial Holdings, Inc.

Deposit Composition



(In millions)
$600
$500
$400
$300
$200
$100
$0
As of 03/31/2006
$501
$207
$136
$54
$34
CD's
Savings
Interest Checking
Non-Interest
Money Market



(In millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
As of 12/31/2004
$381
$314
$125
$45
$46
CD's
Savings
Interest Checking
Non-Interest Checking
Money Market

PROVIDENT
Provident Financial Holdings, Inc.

Mortgage Banking

PROVIDENT
Bank Mortgage™

Faster funded home loans.

PROVIDENT
Provident Financial Holdings, Inc.

Provident Bank Mortgage Loan Originations

(In millions)


$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$157
$109
$103
$103
$99
$42
$308
$330
$335
$369
$301
$250
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
Saleable
Portfolio

Provident Financial Holdings, Inc.

PBM Purchase vs. Refinance


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Refinance (%)
Purchase (%)

	12/04	03/05	06/05	09/05	12/05	03/06
Refinance	37%	40%	43%	55%	51%	53%
Purchase	63%	60%	57%	45%	49%	47%

(Quarter Ended)

“High Margin” vs. “Low Margin” Products



(In millions)
$400
$350
$300
$250
$200
$150
$100
$50
$0
$98
$104
$104
$119
$71
$71
$210
$226
$231
$250
$230
$179
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
"High Margin" Products
"Low Margin" Products

Provident Financial Holdings, Inc.

Gain on Sale Margin


1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
1.51%
1.15%
1.40%
1.23%
1.10%
1.01%
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Capital Management

Stockholders' Equity

Provident Financial Holdings, Inc.



(In millions)
$140
$135
$130
$125
$120
$115
$110
$105
$100
14% C.A.G.R.*
$116
$120
$123
$126
$131
$137
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

* C.A.G.R. - Compound annual growth rate from the quarter ended 12/31/04 through 03/31/06.

Provident Financial Holdings, Inc.

Share Repurchase Program


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
(# of Shares)

	12/04	03/05	06/05	09/05	12/05	03/06
Shares Repurchased	0	28,470	66,900	28,000	169,015	21,590
Average Cost per Share	$0.00	$27.94	$27.26	$28.30	$27.25	$29.36

(Quarter Ended)

Cash Dividend per Share



$0.16
$0.14
$0.12
$0.10
$0.08
$0.06
$0.04
$0.02
$0.00
$0.14
$0.14
$0.14
$0.14
$0.14
$0.15
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Consolidated Capital Ratio


9.00%
8.50%
8.00%
7.50%
7.00%
6.50%
7.68%
7.67%
7.36%
7.36%
7.54%
7.53%
7.74%
7.74%
8.28%
8.28%
8.76%
8.75%
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)
Equity to Assets
Tangible Equity to Assets

Bank Capital Ratio



Tier 1 Core Capital Ratio
9.00%
8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
6.31%
6.05%
6.56%
6.90%
8.02%
8.24%
12/04
03/05
06/05
09/05
12/05
03/06
(Quarter Ended)

Provident Financial Holdings, Inc.

Stock Performance



$130
$120
$110
$100
$90

	Sep 2004	Dec 2004	Mar 2005	Jun 2005	Sep 2005	Dec 2005	Feb 2006
PROV	$100	$100	$104	$98	$99	$93	$106
Nasdaq Bank Index	$100	$109	$101	$104	$104	$107	$110
Nasdaq Stock Index	$100	$115	$105	$109	$114	$117	$121

Assumes that the value of the investment in the Company's Common Stock and in each Index was $100 on September 30, 2004 and that all dividends were reinvested.

PROVIDENT™

Provident Financial Holdings, Inc.

PROV™
NASDAQ
LISTED

www.myprovident.com